Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No.2 to Registration Statement (Form F-3) and related Prospectus of Dynagas LNG Partners LP for the registration of $350,000,000 of common and other classes of units representing limited partner interests, debt securities and guarantees, warrants, rights, purchase contracts and 15,595,000 common units representing limited partner interests offered by the selling unitholder, and to the incorporation by reference therein of our report dated April 26, 2024, with respect to the consolidated financial statements of Dynagas LNG Partners LP included in its Annual Report (Form 20-F) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

November 5 , 2024